Exhibit 3.1

AMENDMENT NO. 1 TO FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

PLAINS ALL AMERICAN PIPELINE, L.P.

This Amendment No. 1 (this “Amendment”) to the Fourth Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., a Delaware limited partnership (the “Partnership”), is entered into as of October 1, 2012, by PAA GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain Fourth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of May 17, 2012 (the “Partnership Agreement”);

WHEREAS, Section 5.10 of the Partnership Agreement provides that the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities;

WHEREAS, the General Partner, on behalf of the Partnership, has previously authorized a two-for-one split for each Common Unit (the “Unit Split”), and in accordance with Section 5.10(b) of the Partnership Agreement, has set September 17, 2012 as the Record Date for such Unit Split and has provided notice to the Partnership’s Record Holders of such Unit Split and of the distribution of the additional Partnership Securities on October 1, 2012 (the “Split Date”);

WHEREAS, Section 6.6(a) of the Partnership Agreement provides that the Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall each be proportionately adjusted in the event of a distribution, combination or subdivision of Units;

WHEREAS, Section 13.1(d)(iii) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect a change that is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10;

WHEREAS, the Board, for and on behalf of the General Partner, deems it in the best interests of the Partnership to adopt this Amendment in order to make such changes as are necessary and appropriate in connection with the Unit Split.

NOW, THEREFORE, pursuant to Section 13.1(d) of the Partnership Agreement, the Partnership Agreement is hereby amended as follows:

Section 1. Amendments. The following amendments shall take effect as of the date hereof:

(a) Section 1.1 of the Partnership Agreement is hereby amended by adding the following definitions in appropriate alphabetical order:

“2012 Unit Split” means the two-for-one split of the Common Units effected on October 1, 2012 by way of a dividend and distribution of one Common Unit for each Common Unit outstanding to Record Holders as of September 17, 2012.

“Split Date” means October 1, 2012.

(b) Section 1.1 of the Partnership Agreement is hereby amended by deleting the definitions of “First Target Distribution,” “Initial Unit Price,” “Minimum Quarterly Distribution,” “Second Target Distribution” and “Unrecovered Capital” contained therein and inserting in lieu thereof the following definitions, respectively:

“First Target Distribution” means $0.2475 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 1998, it means the product of $0.2475 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Initial Unit Price” means (a) $20.00 or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units; provided, with respect to Common Units, upon the Split Date each such price shall be reduced by one-half to give effect to the 2012 Unit Split.

“Minimum Quarterly Distribution” means $0.225 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 1998, it means the product of $0.225 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Second Target Distribution” means $0.3375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 1998, it means the product of $0.3375 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units; provided, with respect to Common Units, upon the Split Date such value shall be reduced by one-half to give effect to the 2012 Unit Split.

Section 2. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 3. Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 1 as the date first written above.

GENERAL PARTNER:

PAA GP LLC

By:	PLAINS AAP, L.P.,
its sole member

By:	PLAINS ALL AMERICAN GP LLC,
its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Vice President, General Counsel and Secretary

AMENDMENT NO. 1 TO FOURTH AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF

PLAINS ALL AMERICAN PIPELINE, L.P.